Agricore United

## AGRICORE UNITED APPOINTS SPECIAL COMMITTEE TO EVALUATE HOSTILE SHARE-EXCHANGE OFFER

**WINNIPEG, MANITOBA -- (CCNMatthews – Nov. 10, 2006)** – The Board of Directors of Agricore United (TSX:AU) has appointed a Special Committee of independent directors to evaluate the hostile offer announced by Saskatchewan Wheat Pool Inc. (SWP) to acquire Agricore United in exchange for SWP shares.

The Special Committee is chaired by Jon K. Grant and includes Wayne W. Drul, Maurice A. Lemay, James M. Wilson and Terry V. Youzwa. The Board and the Special Committee have engaged Scotia Capital Inc. and Blair Franklin Capital Partners Inc., as financial advisors, and Davies Ward Phillips & Vineberg LLP, as legal advisor.

The Special Committee, with the assistance of its financial and legal advisors, will be reviewing all alternatives available to Agricore United in light of the hostile offer, including the alternative of continuing as a stand-alone company.

The Board of Directors will make appropriate recommendations and comments concerning the SWP offer upon receiving the advice and recommendations of the Special Committee. Securityholders are urged not to tender their securities to the hostile offer pending completion of the review by the Special Committee and receipt of recommendations from the Board.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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**FOR FURTHER INFORMATION PLEASE CONTACT:**

**MEDIA INQUIRIES**
**Radean Carter**
**Communications Coordinator**
**(204) 944-2238**
**rcarter@agricoreunited.com**

**INVESTOR INQUIRIES**
**Lori Robidoux**
**Vice President,**
**Corporate Finance and Investor Relations**
**(204) 944-5656**
**lrobidoux@agricoreunited.com**